Mail Stop 3628

                                                                  August 19,
2020

      Via E-mail
      Charles Y. Lee
      President and Chief Executive Officer
      Credit Suisse Commercial Mortgage Securities Corp.
      11 Madison Avenue
      New York, New York 10010

                 Re:    CSAIL 2019-C15 Commercial Mortgage Trust
                        Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 18, 2020
                        File No. 333-227081-01

      Dear Mr. Lee:

             We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                 After reviewing your response to these comments, we may have additional comments.

      Exhibit 33.1 Midland Loan Services, a Division of PNC Bank, National Association, as Master
      Servicer     Management   s Report on Assessment of Compliance with SEC
Regulation AB
      Servicing Criteria

          1. We note that the assessment report defines the platform covered by
the report as    all
             transactions serviced on the Enterprise! Loan Management System . .. . during the
             Reporting Period.    Please tell us whether Midland   s assessment
report covers    all asset-
             backed securities transactions involving such party and that are backed by the same asset type backing the class of asset-backed securities which are the subject of the Commission
             filing.    See Instruction 1 to Item 1122 of Regulation AB. Please
also confirm that any
             Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor will describe the platform covered by the report in sufficient detail to determine whether the report complies with the requirements of Item 1122 of Regulation AB.
 Charles Y. Lee
Credit Suisse Commercial Mortgage Securities Corp.
August 19, 2020
Page 2

      2. We note the disclosure here regarding Midland Loan Services identified material
         instance of noncompliance with Item 1122(d)(3)(i) servicing criterion, and the statement
         that    [c]ertain instances were identified where the Schedule AL
Filings (Item 1125 of
         Regulation AB) were not appropriately reported in accordance with the terms specified in
         the transaction agreements.    We also note that the body of the Form
10-K does not
         provide disclosure about whether the material instance of noncompliance was determined to have involved the transaction covered in this Form 10-K as required by Item 1122(c)
         of Regulation AB. With a view to disclosure, please tell us:
                 whether the transaction covered by this Form 10-K is part of the sample
                 transactions reviewed to assess compliance with the applicable servicing criterion;
                 if the transaction covered by this Form 10-K was part of the transactions
                 reviewed, whether the identified material instance of
noncompliance involved this
                 transaction;
                 the nature, extent and scope of the information that was not prepared in
                 accordance with the terms of the transaction agreements; and whether investors were materially impacted or effected as a result of the material
                 instance of noncompliance.

      3. Please confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance. Please also confirm to us that in future filings you will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of your Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.

                                                              Sincerely,

                                                              /s/ Katherine Hsu

                                                              Katherine Hsu
                                                              Chief, Office of
Structured Finance


cc:      Robert Kim, Esq.
         Cadwalader, Wickersham & Taft LLP

         Kahn Hobbs, Esq.
         Cadwalader, Wickersham & Taft LLP